Exhibit 99.1

Aphria Inc. to Present at the Jefferies Virtual London Healthcare Conference

LEAMINGTON, ON, Nov. 13, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced management will host a fireside chat discussion at the Jefferies Virtual London Healthcare Conference on Wednesday, November 18, 2020 at 9:05 a.m. ET.

There will be a simultaneous, live webcast available on the Investors section of Aphria's website. The webcast will be archived for 90 days.

We Have A Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2020/13/c9577.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Anna Kate Heller, ICR, Inc., investors@aphria.com, 646-677-1843

CO: Aphria Inc.

CNW 10:00e 13-NOV-20